UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Date of report (Date of earliest event reported): July 20, 2023 (July 14, 2023)

BIRGO REITURN FUND LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11783

Delaware

(State or other jurisdiction of incorporation or organization)

87-3415331

(I.R.S. Employer Identification No.)

848 West North Avenue

Pittsburgh, PA 15233

(Full mailing address of principal executive offices)

(412) 567-1324

(Issuer’s telephone number, including area code)

Common Units

(Title of each class of securities issued pursuant to Regulation A)

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

On July 14, 2023, Birgo Realty LLC (the “Company”) and Ray Ramey agreed that Mr. Ramey would step down from his role as Chief Operating Officer.

Ed Sateia, the Company’s Vice President of Finance, will assume Mr. Ramey’s responsibilities and serve in a new role as General Manager. In this new role Mr. Sateia is responsible for the integration and performance of all business functions including, but not limited to, investor relations, asset acquisition and management, finance and administrative functions.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRGO REITURN FUND LLC

By:	Birgo Reiturn Fund Manager LLC, its manager

By:	/s/ Andrew Reichert
Andrew Reichert
Chief Executive Officer

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